UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

                             Exicure, Inc.
(Name of Issuer)

                   Common Stock, $0.0001 Par Value
(Title of Class of Securities)

                                       30205M101
(CUSIP Number)

Catherine Cheung
Tybourne Capital Management (HK) Limited
30/F, AIA Central
1 Connaught Road Central
Hong Kong, K3
Tel. No.: 852-3983-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                       July 31, 2019
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Tybourne Capital Management (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,250,000 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,250,000 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.23% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Tybourne Capital Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,250,000 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,250,000 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.23% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Tybourne Kesari Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Cayman Islands
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,250,000 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,250,000 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.23% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Viswanathan Krishnan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,250,000 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,250,000 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.23% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to Common Stock, $0.0001 par value per share (“Common Stock”), of Exicure, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 8045 Lamon Avenue, Suite 410, Skokie, IL 60077.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of Tybourne Capital Management (HK) Limited (“Tybourne HK”), Tybourne Capital Management Limited (“Tybourne Cayman”), Tybourne Kesari Limited (“Tybourne Kesari”) and Viswanathan Krishnan (together, the “Reporting Persons”).  The securities reported herein are beneficially owned by Tybourne HK in its capacity as investment advisor to private investment funds and accounts.  Tybourne Cayman is the parent of Tybourne HK.  Tybourne Kesari is the parent of Tybourne Cayman.  Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Tybourne Capital Management (HK) Limited, 30/F, AIA Central, 1 Connaught Road Central, Hong Kong, K3.

(c) See Item 2(a).

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the private investment funds and accounts for which Tybourne HK serves as investment advisor.  The aggregate consideration paid for such securities was approximately $12,500,000.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities reported herein for the benefit of the above-referenced private investment funds and accounts for investment purposes.  The Reporting Persons intend to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis.

The Reporting Persons may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time or may dispose of any or all of such Common Stock or other securities held or beneficially owned by them at any time.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Bosun Hau, who serves as Managing Director and Co-Head of Private Equity of Tybourne Cayman, is a Director of the Issuer.  Mr. Hau does not share beneficial ownership of the shares of Common Stock of the Issuer reported herein.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in a prospectus supplement dated July 31, 2019 to a prospectus dated July 24, 2019, as filed by the Issuer with the Securities and Exchange Commission on August 1, 2019, and a press release by the Issuer dated August 2, 2019 that there would be 75,983,000 shares of Common Stock, including the exercise in full of the underwriters option to purchase up to an additional 4,215,000 shares of Common Stock of the Issuer, outstanding as of the closing of the public offering to which such prospectus supplement relates.

(c)  The Reporting Persons did not engage in any transactions in the Common Stock of the Issuer during the sixty day period prior to the filing of this Schedule 13D other than the purchase of 6,250,000 shares of Common Stock in the above-referenced public offering at a price of $2.00 per share on July 31, 2019.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         August 12, 2019

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED

By: /s/ Catherine Cheung
Catherine Cheung, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

/s/ Viswanathan Krishnan